Exhibit 77D

At a regular meeting held on January 16, 2002, the Board of Dreyfus GNMA Fund, Inc. adopted a non-fundamental policy to invest at least 80% of the Fund's assets in GNMA securities. This policy is in addition to the Fund's policy to invest at least 65% of its net assets in GNMA certificates.